UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-41776

SOLOWIN HOLDINGS

(Translation of registrant’s name into English)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Entry into a Material Definitive Agreement.

On November 15, 2024, SOLOWIN HOLDINGS (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with an individual investor (the “Investor”), pursuant to which the Company agreed to sell to the Investor an aggregate of 500,000 ordinary shares, par value $0.0001 (the “Ordinary Shares”) at a purchase price of $2.00 per share in a registered direct offering. The consummation of the financing will occur through two closings. The first closing will be on or before November 18, 2024, in which the Investor will purchase 192,300 Ordinary Shares for $384,600, and the second closing will be on or before November 29, 2024, in which the Investor will purchase an additional 307,700 Ordinary Shares for $615,400. In addition, if at any time within six (6) months after the second closing, the Nasdaq Official Closing Price of Ordinary Shares is lower than $1.50 per share (subject to adjustment for reverse and forward share splits, share dividends, share combinations, and other similar transactions of the Ordinary Shares that occur after the date of the Purchase Agreement) for five (5) consecutive trading days, upon the written request by the Investor, the Company will issue to the Investor, for no additional consideration, an additional 500,000 Ordinary Shares.

The total aggregate gross proceeds of the financing are $1.00 million. The Company intends to use the net proceeds from the financing for working capital and general corporate purposes. The closing of the financing is subject to satisfaction of customary closing conditions.

A copy of the form of the Purchase Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing summaries of the terms of the Purchase Agreement are subject to, and qualified in their entirety by, such document.

The sale and offering of Ordinary Shares pursuant to the Purchase Agreement are effected as a takedown off the Company’s shelf registration statement on Form F-3 (File No. 333-282552), as amended (the “Shelf Registration Statement”), which became effective on November 8, 2024, pursuant to a prospectus supplement filed with the Securities and Exchange Commission.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Shelf Registration Statement and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit Number	Description
5.1	Opinion of Conyers Dill & Pearman
10.1	Form of Securities Purchase Agreement, dated November 15, 2024, between the Company and Investor
23.1	Consent of Conyers Dill & Pearman (included as part of Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2024	SOLOWIN HOLDINGS

	By:	/s/ Shing Tak Tam
Shing Tak Tam
Chief Executive Officer

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